UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 25

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NRG Energy, Inc.

(Name of Subject Company (Issuer))

Exelon Corporation

Exelon Xchange Corporation

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30161N101

(CUSIP Number of Class of Securities)

William A. Von Hoene, Jr. Executive Vice President and General Counsel Exelon Corporation 10 South Dearborn Street P.O. Box 805379 Chicago, Illinois 60603 800-483-3220	Christopher M. Crane President Exelon Xchange Corporation 10 South Dearborn Street P.O. Box 805379 Chicago, Illinois 60603 800-483-3220

(Names, addresses and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas A. Cole

Frederick C. Lowinger

Richard W. Astle

Michael A. Gordon

Scott R. Williams

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$6,347,846,550.50	$249,470.37

(1)

The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The value of the transaction was calculated as the product of (i) 279,026,222 shares of NRG Energy, Inc. common stock (the sum of (a) 233,027,222 shares of NRG Energy, Inc. common stock outstanding, (b) 4 million shares of NRG Energy, Inc. common stock issuable upon the exercise of outstanding options, (c) 40 million shares of NRG Energy, Inc. common stock issuable upon the conversion of outstanding shares of NRG Energy, Inc. preferred stock and (d) 2 million shares of NRG Energy, Inc. common stock issuable upon the exercise or vesting of other equity awards, in each case as of September 30, 2008 (each as reported in NRG Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008), less 1,000 shares of NRG common stock owned by Exelon Corporation and Exelon Xchange Corporation, a direct wholly-owned subsidiary of Exelon Corporation and (ii) the average of the high and low sales prices of NRG Energy, Inc. common stock as reported on the New York Stock Exchange on November 11, 2008 ($22.75).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$249,470.37
Form or Registration No.:	Form S-4 (File No. 333-155278)
Filing Party:	Exelon Corporation
Date Filed:	November 12, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Items 1 through 11.

This Amendment No. 25 to Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the statement originally filed on November 12, 2008 by Exelon Corporation, a Pennsylvania corporation (“Exelon”), and Exelon Xchange Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Exelon (“Exelon Xchange”). This Schedule TO relates to the offer by Exelon, through Exelon Xchange, to exchange for each of the issued and outstanding shares of common stock, par value $0.01 per share (the “NRG common stock”), of NRG Energy, Inc., a Delaware corporation (“NRG”), 0.485 of a share of Exelon common stock, without par value (the “Exelon common stock”). The Offer (as defined below) is made on the terms and subject to the conditions contained in the prospectus/offer to exchange, dated November 12, 2008, as amended on December 23, 2008, January 23, 2009 and March 9, 2009, and related to the Offer (the “Prospectus”), and in the related Letter of Transmittal (which, together as they may be amended, supplemented or modified from time to time, constitute the “Offer”). Exelon also filed a registration statement on Form S-4 (File No. 333-155278) (the “Registration Statement”) on November 12, 2008, as amended on December 23, 2008, January 23, 2009 and March 9, 2009, relating to the Offer, of which the Prospectus forms a part. The terms and conditions of the Offer are set forth in the Prospectus and the related Letter of Transmittal, which are set forth as Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

All information contained in the Prospectus and the Letter of Transmittal, and any prospectus supplement or any other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference with respect to Items 1 through 11, except that such information is amended and supplemented to the extent specifically provided herein.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

Item 11(a) is hereby amended and supplemented by adding the following:

Exelon Corporation and Exelon Xchange Corporation v. Cosgrove, et. al. On March 16, 2009, Exelon filed an amended complaint. In the amended complaint, Exelon seeks, among other things, declaratory judgment and injunctive relief (1) declaring that the members of the NRG Board have breached their fiduciary duties by summarily rejecting Exelon’s acquisition proposal and the Offer; (2) declaring that the members of the NRG Board have breached their fiduciary duties by relying on defensive measures with respect to the Offer and compelling the NRG Board to approve the Offer for purposes of Section 203 of the DGCL; (3) enjoining the defendants from taking any actions that would have the effect of impeding or interfering with the Offer; and (4) declaring that the members of the NRG Board have breached their fiduciary duties by omitting material facts and making false and misleading statements of material fact to NRG’s stockholders in connection with the Offer and Exelon’s proxy solicitation with respect to the 2009 annual meeting of NRG stockholders and compelling the NRG Board to disclose all material facts and correct all misleading statements regarding the Offer and the proxy solicitation.

On March 17, 2009, Exelon filed a preliminary proxy statement with the Securities and Exchange Commission in connection with its solicitation of proxies from NRG stockholders with respect to the 2009 annual meeting of NRG stockholders.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following:

Exhibit (a)(5)(Y) Press Release issued by Exelon, dated March 17, 2009 (incorporated by reference to Exelon’s Rule 425 filing on March 17, 2009)

Exhibit Number	Description of Exhibits
(a)(1)(A)	Letter of Transmittal*
(a)(1)(B)	Notice of Guaranteed Delivery*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Letter to Clients to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(F)	Letter dated November 12, 2008 from John W. Rowe, Chairman and Chief Executive Officer of Exelon Corporation, addressed to stockholders of NRG Energy, Inc.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/offer to exchange relating to Exelon common stock to be issued in the Offer (incorporated by reference to Amendment No. 3 to Exelon’s Registration Statement on Form S-4 filed on March 9, 2009)
(a)(5)(A)	Summary Advertisement*
(a)(5)(B)	Verified Complaint for Declaratory and Injunctive Relief, as filed with the Court of Chancery of the State of Delaware by Exelon and Exelon Xchange on November 11, 2008 (Previously filed on Amendment No. 1 to Tender Offer Statement on Schedule TO on November 12, 2008)
(a)(5)(C)	Press Release issued by Exelon, dated November 12, 2008**
(a)(5)(D)	Communication to Exelon’s employees dated November 12, 2008, made available to Exelon’s employees on November 14, 2008 (Previously filed on Amendment No. 2 to Tender Offer Statement on Schedule TO on November 14, 2008)
(a)(5)(E)	Press Release issued by Exelon, dated November 25, 2008 (Previously filed on Amendment No. 3 to Tender Offer Statement on Schedule TO on November 26, 2008)
(a)(5)(F)	Presentation for Investor Meetings, December 2008, “Exelon + NRG: A Compelling Opportunity for Value Creation” (Previously filed on Amendment No. 4 to Tender Offer Statement on Schedule TO on December 2, 2008)
(a)(5)(G)	Presentation for Investor Meetings, December 2008, “Exelon + NRG: A Compelling Opportunity for Value Creation” (Previously filed on Amendment No. 5 to Tender Offer Statement on Schedule TO on December 15, 2008)
(a)(5)(H)	Press Release issued by Exelon, dated December 18, 2008 (Previously filed on Amendment No. 6 to Tender Offer Statement on Schedule TO on December 18, 2008)
(a)(5)(I)	Application of Exelon Corporation under Section 203 of the Federal Power Act, dated December 18, 2008 (Previously filed on Amendment No. 7 to Tender Offer Statement on Schedule TO on December 22, 2008)
(a)(5)(J)	NRG Acquisition update sent to Exelon employees on December 22, 2008 (Previously filed on Amendment No. 8 to Tender Offer Statement on Schedule TO on December 23, 2008)
(a)(5)(K)	Letter sent to certain NRG shareholders on December 23, 2008 (Previously filed on Amendment No. 10 to Tender Offer Statement on Schedule TO on December 23, 2008)
(a)(5)(L)	Letter sent to NRG shareholders on January 5, 2009 (Previously filed on Amendment No. 11 to Tender Offer Statement on Schedule TO on January 5, 2009)
(a)(5)(M)	Press Release issued by Exelon, dated January 7, 2009 (Previously filed on Amendment No. 12 to Tender Offer Statement on Schedule TO on January 7, 2009)
(a)(5)(N)	Current Report on Form 8-K filed by Exelon on January 20, 2009 (Previously filed on Amendment No. 13 to Tender Offer Statement on Schedule TO on January 20, 2009)
(a)(5)(O)	Earnings release issued by Exelon on January 22, 2009 and excerpts from transcript of earnings teleconference held on January 22, 2009 (Previously filed on Amendment No. 14 to Tender Offer Statement on Schedule TO on January 22, 2009)
(a)(5)(P)	Press Release issued by Exelon, dated January 30, 2009 (Previously filed on Amendment No. 16 to Tender Offer Statement on Schedule TO on January 30, 2009)
(a)(5)(Q)	Notice of Intent by Exelon Corporation to Nominate Individuals for Election as Directors and to Propose Stockholder Business at the 2009 Annual Meeting of Stockholders of NRG Energy, Inc., dated January 30, 2009 (Previously filed on Amendment No. 16 to Tender Offer Statement on Schedule TO on January 30, 2009)
(a)(5)(R)	Presentation for Credit Suisse 2009 Energy Summit, February 2-3, 2009, “Exelon & NRG: Committed, Moving Forward” (Previously filed on Amendment No. 17 to Tender Offer Statement on Schedule TO on February 2, 2009)
(a)(5)(S)	Presentation for Investor Meetings, February 2009, “Exelon & NRG: Committed, Moving Forward” (Previously filed on Amendment No. 18 to Schedule TO on February 10, 2009)
(a)(5)(T)	Letter from counsel to NRG to the U.S. Nuclear Regulatory Commission dated February 4, 2009 (Previously filed on Amendment No. 19 to Tender Offer Statement on Schedule TO on February 11, 2009)
(a)(5)(U)	Letter from counsel to Exelon to the U.S. Nuclear Regulatory Commission dated February 10, 2009 (Previously filed on Amendment No. 19 to Tender Offer Statement on Schedule TO on February 11, 2009)
(a)(5)(V)	Press Release issued by Exelon, dated February 26, 2009 (Previously filed on Amendment No. 20 to Tender Offer Statement on Schedule TO on February 26, 2009)
(a)(5)(W)	Press Release issued by Exelon, dated March 2, 2009 (Previously filed on Amendment No. 21 to Tender Offer Statement on Schedule TO on March 3, 2009)
(a)(5)(X)	Excerpts from transcript of 2009 Exelon Investor Conference held on March 10, 2009 (Previously filed on Amendment No. 24 to Tender Offer Statement on Schedule TO on March 12, 2009)
(a)(5)(Y)	Press Release issued by Exelon, dated March 17, 2009 (incorporated by reference to Exelon’s Rule 425 filing on March 17, 2009)
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Opinion of Sidley Austin LLP (regarding certain tax matters)*

*Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008.

**Incorporated by reference to Exhibit 99.2 to Exelon’s Current Report on Form 8-K filed on November 12, 2008.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule TO is true, complete and correct.

Dated: March 17, 2009	EXELON CORPORATION

	By:	/s/ William A. Von Hoene, Jr.
Name: William A. Von Hoene, Jr. Title: Executive Vice President and General Counsel

EXELON XCHANGE CORPORATION

	By:	/s/ William A. Von Hoene, Jr.
Name: William A. Von Hoene, Jr. Title: Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
(a)(1)(A)	Letter of Transmittal*
(a)(1)(B)	Notice of Guaranteed Delivery*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Letter to Clients to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(F)	Letter dated November 12, 2008 from John W. Rowe, Chairman and Chief Executive Officer of Exelon Corporation, addressed to stockholders of NRG Energy, Inc.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/offer to exchange relating to Exelon common stock to be issued in the Offer (incorporated by reference to Amendment No. 3 to Exelon’s Registration Statement on Form S-4 filed on March 9, 2009)
(a)(5)(A)	Summary Advertisement*
(a)(5)(B)	Verified Complaint for Declaratory and Injunctive Relief, as filed with the Court of Chancery of the State of Delaware by Exelon and Exelon Xchange on November 11, 2008 (Previously filed on Amendment No. 1 to Tender Offer Statement on Schedule TO on November 12, 2008)
(a)(5)(C)	Press Release issued by Exelon, dated November 12, 2008**
(a)(5)(D)	Communication to Exelon’s employees dated November 12, 2008, made available to Exelon’s employees on November 14, 2008 (Previously filed on Amendment No. 2 to Tender Offer Statement on Schedule TO on November 14, 2008)
(a)(5)(E)	Press Release issued by Exelon, dated November 25, 2008 (Previously filed on Amendment No. 3 to Tender Offer Statement on Schedule TO on November 26, 2008)
(a)(5)(F)	Presentation for Investor Meetings, December 2008, “Exelon + NRG: A Compelling Opportunity for Value Creation” (Previously filed on Amendment No. 4 to Tender Offer Statement on Schedule TO on December 2, 2008)
(a)(5)(G)	Presentation for Investor Meetings, December 2008, “Exelon + NRG: A Compelling Opportunity for Value Creation” (Previously filed on Amendment No. 5 to Tender Offer Statement on Schedule TO on December 15, 2008)
(a)(5)(H)	Press Release issued by Exelon, dated December 18, 2008 (Previously filed on Amendment No. 6 to Tender Offer Statement on Schedule TO on December 18, 2008)
(a)(5)(I)	Application of Exelon Corporation under Section 203 of the Federal Power Act, dated December 18, 2008 (Previously filed on Amendment No. 7 to Tender Offer Statement on Schedule TO on December 22, 2008)
(a)(5)(J)	NRG Acquisition update sent to Exelon Employees on December 22, 2008 (Previously filed on Amendment No. 8 to Tender Offer Statement on Schedule TO on December 23, 2008)
(a)(5)(K)	Letter sent to certain NRG shareholders on December 23, 2008 (Previously filed on Amendment No. 10 to Tender Offer Statement on Schedule TO on December 23, 2008)
(a)(5)(L)	Letter sent to NRG shareholders on January 5, 2009 (Previously filed on Amendment No. 11 to Tender Offer Statement on Schedule TO on January 5, 2009)
(a)(5)(M)	Press Release issued by Exelon, dated January 7, 2009 (Previously filed on Amendment No. 12 to Tender Offer Statement on Schedule TO on January 7, 2009)
(a)(5)(N)	Current Report on Form 8-K filed by Exelon on January 20, 2009 (Previously filed on Amendment No. 13 to Tender Offer Statement on Schedule TO on January 20, 2009)
(a)(5)(O)	Earnings release issued by Exelon on January 22, 2009 and excerpts from transcript of earnings teleconference held on January 22, 2009 (Previously filed on Amendment No. 14 to Tender Offer Statement on Schedule TO on January 22, 2009)
(a)(5)(P)	Press Release issued by Exelon, dated January 30, 2009 (Previously filed on Amendment No. 16 to Tender Offer Statement on Schedule TO on January 30, 2009)
(a)(5)(Q)	Notice of Intent by Exelon Corporation to Nominate Individuals for Election as Directors and to Propose Stockholder Business at the 2009 Annual Meeting of Stockholders of NRG Energy, Inc., dated January 30, 2009 (Previously filed on Amendment No. 16 to Tender Offer Statement on Schedule TO on January 30, 2009)
(a)(5)(R)	Presentation for Credit Suisse 2009 Energy Summit, February 2-3, 2009, “Exelon + NRG: Committed, Moving Forward” (Previously filed on Amendment No. 17 to Tender Offer Statement on Schedule TO on February 2, 2009)
(a)(5)(S)	Presentation for Investor Meetings, February 2009, “Exelon & NRG: Committed, Moving Forward” (Previously filed on Amendment No. 18 to Schedule TO on February 10, 2009)
(a)(5)(T)	Letter from counsel to NRG to the U.S. Nuclear Regulatory Commission dated February 4, 2009 (Previously filed on Amendment No. 19 to Tender Offer Statement on Schedule TO on February 11, 2009)
(a)(5)(U)	Letter from counsel to Exelon to the U.S. Nuclear Regulatory Commission dated February 10, 2009 (Previously filed on Amendment No. 19 to Tender Offer Statement on Schedule TO on February 11, 2009)
(a)(5)(V)	Press Release issued by Exelon, dated February 26, 2009 (Previously filed on Amendment No. 20 to Tender Offer Statement on Schedule TO on February 26, 2009)
(a)(5)(W)	Press Release issued by Exelon, dated March 2, 2009 (Previously filed on Amendment No. 21 to Tender Offer Statement on Schedule To on March 3, 2009)
(a)(5)(X)	Excerpts from transcript of 2009 Exelon Investor Conference held on March 10, 2009 (Previously filed on Amendment No. 24 to Tender Offer Statement on Schedule TO on March 12, 2009)
(a)(5)(Y)	Press Release issued by Exelon, dated March 17, 2009 (incorporated by reference to Exelon’s Rule 425 filing on March 17, 2009)
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Opinion of Sidley Austin LLP (regarding certain tax matters)*

*Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008.

**Incorporated by reference to Exhibit 99.2 to Exelon’s Current Report on Form 8-K filed on November 12, 2008.